UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated September 25, 2022	3

GRIFOLS

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following:

OTHER RELEVANT INFORMATION

In the context of considerable geopolitical uncertainty and market volatility, the Board of Directors of Grifols, S.A communicates the following:

- Grifols advances firmly in the execution of a strategic growth plan which continues to create sustainable value for all its shareholders. The company's fundamentals remain solid and robust.

- The development of key Biotest innovation projects continues advancing and, assuming the two new protein products IgM and fibrinogen receive regulatory approval and are fully rolled out into the market, these products are expected to contribute significantly to Grifols' operating profit. These projects complement Grifols' current innovation projects and contribute to the company's solid product development pipeline.

- The volume of plasma collection has rebounded from pandemic lows. Since May 2022, monthly plasma collection volumes have been exceeding the average monthly collection volume in 2019. The company is also actively working on operating cost reductions, as well as continuous improvement in operational efficiencies while rebuilding inventory. Increased plasma collection has in turn driven revenue growth; the company forecasts revenues for the second half of 2022 to be up by a double digit percentage amount compared to the second half of 2021.

- The strategic agreement to increase self-sufficiency in Canada strengthens Grifols' positioning as partner of choice in a pioneering public-private collaboration model in the industry, which together with that of Egypt, could be replicated in other countries.

- The reorganization of the company's organizational structure and operational processes, to accelerate greater agility and focus on the business units, has already been implemented.

- At the same time, Grifols continues to attract highly qualified talent, with two new executives with recognized international careers expected to join the company to manage the Biopharma and Plasma Procurement business units. Further detail will be provided shortly.

- We reiterate this Board's commitment to reduce debt levels. The Board is evaluating several strategic alternatives to achieve that goal while also improving the company's cash flow profile. The Board also notes that the company had cash and unrestricted revolver borrowing capacity totaling over EUR 1.3 billion as of August 31, 2022. In all its endeavors, the Board is keenly focused on increasing value for all shareholders.

- Grifols plans to continue to enhance the frequency and effectiveness of Grifols’ communications. We would like also to announce th at commencing with the first quarter of 2023, Grifols will publish quarterly earnings reports. In Barcelona , on September 25, 2022 President of the Board of Directors Lead Independent Director Víctor Grífols Roura Carina Szpilka Legal Disclaimer. This communication contains forward - looking information and statements about Grifols based on current assumptions and forecasts made by Grifols management, including statements regarding plans, objectives and expectations with respect to products, operating efficiencies, debt levels, strategy and management , and statements regarding future performance. Forward - looking statements are statements th at are not historical facts and are generally identified by the word “expected” and similar expressions. Although Grifols believes that the expectations reflected in such forward - looking statements are reasonable, various known and unknown risks, uncertain ties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and/or its products, and the expectations set forth in this communication. These factors include tho se discussed in our public reports filed with the Comision Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The company assumes no liability whatsoever to update these forward - looking statement s or conform them to future events of developments. Forward - looking statements are not guarantees of future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 26, 2022